SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 29, 2007

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

Enclosure: Press release – **AngloGold Ashanti notice of meeting for US distribution**

06 Notice of meeting for ADS holders

AngloGold Ashanti

Scope of AngloGold Ashanti Annual Reports 2006

AngloGold Ashanti Limited (AngloGold Ashanti) has produced a suite of complementary reports to communicate with a range of stakeholders on all aspects of its operating and financial performance for the period January 1 to December 31, 2006. These reports are:

❖ Annual Financial Statements 2006, which includes an operational review of the group

❖ Supplementary Information: Mineral Resources and Ore Reserves 2006, which provides a detailed breakdown of the group's Mineral Resources and Ore Reserves

❖ Report to Society 2006 which incorporates
  ● an expanded, comprehensive web-based version of the report that provides a broad overview of AngloGold Ashanti's sustainable development initiatives at all its operations
  ● a condensed printed report based on the above, and
  ● a series of country reports, which provides an overview of the group's operational and sustainable development initiatives in each country in which it operate.

The stakeholders with which the company seeks to communicate includes stockholders, employees and their representatives, the communities in which AngloGold Ashanti operates, regional and national governments as well as other interested parties.

The Annual Financial Statements 2006 presents AngloGold Ashanti's operating and financial results for the period January 1 to December 31, 2006, prepared in accordance with International Financial Reporting Standards, the South African Companies Act No. 61 of 1973 and the Listings Requirements of the JSE Limited (JSE). The guidelines of the King Report on Corporate Governance, 2002 have also been taken into account in the compilation of both the Annual Financial Statements 2006 and the Report to Society 2006. The Annual Financial Statements 2006 are submitted to the JSE as well as to the London, New York, Ghanaian and Australian stock exchanges and the Paris and Brussels bourses. It is also filed with the US Securities and Exchange Commission (SEC) on Form 6-K.

In the report entitled, Supplementary Information: Mineral Resources and Ore Reserves, AngloGold Ashanti's resources and reserves are reported on in accordance with the South African Code for Reporting of Mineral Reserves and Resources (SAMREC 2000) and the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC 2004). Competent persons in terms of all these codes have prepared, reviewed and confirmed the report of the Mineral Resources and Ore Reserves.

In addition to the Annual Financial Statements 2006, AngloGold Ashanti prepares an annual report on Form 20-F, in compliance with the rules governing its listing on the New York Stock Exchange and the accounting principles generally accepted in the United States. The Form 20-F must be filed with the SEC by no later then June 30, 2007.

This document contains summary information on AngloGold Ashanti's performance in 2006, the Chairman and Chief Executive Officer's letter, certain stockholder information and the formal Notice of Meeting.

All of these AngloGold Ashanti reports and documents are available electronically on the corporate website, www.anglogoldashanti.com. as well as on the 2006 Annual Report website, www.aga-reports.com. Printed copies may be requested from the contact persons listed on the inside back cover of this report or by e-mailing companysecretary@anglogoldashanti.com.

Throughout this document, dollar or $ refers to US dollars, unless otherwise stated.

Contents and forward-looking statements

Contents

Forward-looking statements

Certain statements contained in this document and documents referenced herein other than statements of historical fact contain forward-looking statements regarding AngloGold Ashanti's operations, economic performance or financial condition, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs and other operating results, growth prospects and the outlook of AngloGold Ashanti's operations, including the completion and commencement of commercial operations of certain of AngloGold Ashanti's exploration and production projects, its liquidity and capital resources and expenditure, and the outcome and consequences of any pending litigation or enforcement proceedings. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion on such factors, refer to the risk management section in the Annual Financial Statements 2006.

AngloGold Ashanti is not obliged to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of the Annual Financial Statements or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.





Operational performance
review – 2006

45%

8%

10%

5%

32%

SOUTH AFRICA

Annual production (000 oz)

0   500   1000   1500   2000   2500   3000   3500
02
03
04
05
06

AUSTRALIA

Annual production (000 oz)

0   100   200   300   400   500   600
02
03
04
05
06

SOUTH AMERICA

Annual production (000 oz)

0   100   200   300   400   500   600
02
03
04
05
06

USA

Annual production (000 oz)

0   50   100   150   200   250   300   350   400   450   500
02
03
04
05
06

REST OF AFRICA

Annual production (000 oz)

0   500   1000   1500   2000   2500
02
03
04
05
06



Capital expenditure ($m)

- Mining operations here are divided into two regions, West Wits and Vaal River, which together have seven mines, namely Great Noligwa, Kopanang, Moab Khotsong, Mponeng, Savuka, Tau Lekoa and TauTona.
- As at 31 December 2006, Ore Reserves for these operations totalled 27.2 million ounces of gold – 41% of group reserves.
- Combined, these mines employed 35,968 people and produced 2,554,000 ounces of gold in 2006, equivalent to 45% of total group output.
- The South African operations contributed $549 million – 52% – to group adjusted gross profit.
- Capital expenditure for the year totalled $313 million.



Capital expenditure ($m)

- The operations here are Sunrise Dam and the Boddington joint venture expansion project, both in the state of Western Australia.
- As at 31 December 2006, Ore Reserves totalled 6.4 million ounces of gold – 9% of group reserves.
- Sunrise Dam and Boddington together employed 479 people and Sunrise Dam produced 465,000 ounces of gold in 2006, equivalent to 8% of total group output.
- This operation contributed $137 million – 13% – to group adjusted gross profit.
- Capital expenditure at both Sunrise Dam and Boddington totalled $84 million for the year.



Capital expenditure ($m)

- The mining operations here are located in Brazil (AngloGold Ashanti Brasil Mineração Ltda and Serra Grande) and Argentina (Cerro Vanguardia).
- As at 31 December 2006, Ore Reserves in Brazil and Argentina totalled 4.7 million ounces of gold – 7% of group reserves.
- Combined, these mines employed 5,334 people and produced 554,000 ounces of gold in 2006, equivalent to 10% of total group output.
- The operations together contributed $175 million – 17% – to group adjusted gross profit.
- Capital expenditure for the year totalled $205 million.



Capital expenditure ($m)

- The one mining operation here is Cripple Creek & Victor (CC&V) in the state of Colorado.
- As at 31 December 2006, Ore Reserves at CC&V totalled 3.8 million ounces of gold – 6% of group reserves.
- This operation employed 369 people and produced 283,000 ounces of gold in 2006, equivalent to 5% of total group output.
- This operation contributed $23 million – 2% – to group adjusted gross profit.
- Capital expenditure for the year totalled $13 million.



Capital expenditure ($m)

- This region includes the mining operations in Ghana (Obuasi, Iduapriem and Bibiani for 11 months), Guinea (Siguiri), Mali (Morila, Sadiola, Yatela), Namibia (Navachab) and Tanzania (Geita).
- As at 31 December 2006, Ore Reserves for all these operations totalled 24.8 million ounces of gold – 37% of group reserves.
- Combined, these mines employed 17,157 people and produced 1,779,000 ounces of gold in 2006, equivalent to 32% of total group output.
- The operations in Africa (outside of South Africa) contributed $144 million – 14% – to group adjusted gross profit.
- Capital expenditure for the year totalled $191 million.

Letter from the chairman and chief executive officer



Russell Edey, Chairman

> *Investor and speculator interest in gold led to the price reaching a 26-year high of $725 per ounce in May 2006, with an annual average price for 2006 of $604 per ounce, 36% higher than in 2005.*

AngloGold Ashanti's adjusted headline earnings for 2006, at $413 million, were the highest in the nine-year history of the company. In a 12-month period in which the spot price of gold rose by 36%, the company's adjusted headline earnings increased by 105%, clearly demonstrating AngloGold Ashanti's leverage to a rising gold price. These sound financial results were achieved in a year during which AngloGold Ashanti's gold production was 9% lower than 2005 at 5.6 million ounces.

Although total cash costs for the year increased by 10% to $308/ounce, the company's continued cost management programme, which achieved savings of $160 million in 2005, yielded a further $73 million in savings during 2006. We are particularly pleased with this performance in the face of rising global commodity input prices. $50 million of these savings was derived from the South African operations, which yielded some $144 million savings in 2005.

AngloGold Ashanti's workplace safety performance during 2006 is of concern to us. Over the last eight years, the company has seen a steady improvement in both its lost time injury statistics and in the number of serious and fatal accidents. In 2006, however, we experienced a deterioration in these trends; during the year 37 of our employees lost their lives in work-related accidents. On our South African mines, where 32 of these occupational fatalities occurred, 78% were as a result of falls of ground, many caused by underground seismic activity. The company's management is comprehensively reviewing its safety strategy and we are determined to return to the improving, downward trend. That this is possible is indicated by the solid performance of several operations, including Cripple Creek & Victor in Colorado – which has operated without a lost-time injury since November 2003. Our employees and the trade unions that represent them will be our full and equal partners in the revitalised safety programmes. We want each employee to become a safety supervisor looking after his own safety and that of the colleague working next to him.

Reversing the trend in 2005, when the company's ore reserves decreased by 15.6 million ounces, in 2006 AngloGold Ashanti recorded an increase in total ore reserves before depletion of 10.1 million ounces. After depletion, this represents a 6% increase year-on-year, from 63.3 million ounces in 2005 to 66.9 million ounces in 2006. Significant additions included 2.9 million ounces at Mponeng due to the inclusion of the VCR Below 120 Level project, and 1.1 million ounces at Cripple Creek & Victor as a result of a planned extension of that operation's life.

This increase is evidence of the increasing achievement of our growth objective, which is central to ensuring sustainable returns for stockholders and benefits to all of our stakeholders. We have in place a strong pipeline of organic growth projects, where the focus is on bringing to account value-accretive ounces at reasonable costs. With five major capital projects currently under way at operations in South Africa, Brazil and Australia, we believe we are doing this effectively. Additionally, we continue to maintain and expand our cost-effective brownfields exploration programme, which is focused on continuing to increase our reserve and resource base around our existing operations, and our greenfields exploration initiatives under way in seven countries around the world, with substantial resources in 2007 earmarked for our sites in the Democratic Republic of Congo, Colombia and Tropicana in Western Australia.

An effect of this growth strategy is to place the group in its highest-ever capital investment phase. However, we will continue to balance our capital expenditure and our dividend allocation on the basis of both prudent financial management and ensuring strong total returns to stockholders. In this spirit, a dividend of 240 South African cents (or 33 US cents) per share has been declared for the six months ended December 31, 2006, resulting in a total dividend for the year of 450 South African cents (or 62 US cents). This compares with a total dividend paid in 2005 of 232 South African cents (36 US cents).

We continue to take a positive view of the market for and price of our product. The average spot price for the year of $604 per ounce was 36% higher than the average for 2005 and the greatest annual gain since 1980. With the key drivers of the price – the investment and physical market, currencies and interest rates – all continuing to sustain demand, we are confident that gold will continue to trade in its present range, or higher, for the foreseeable future. In this market context, AngloGold Ashanti's strategy of actively managing its hedge book so as to reduce our forward sale commitments and expose more of our production to a rising price will be maintained.

In April 2006 Anglo American sold, via a placement, approximately 14.6% of its shares in AngloGold Ashanti, worth some $1 billion, reducing its holding to 41.8% and giving effect to its decision to reduce its shareholding in this company and, consequently, to provide us with greater strategic flexibility. Simultaneously with this secondary placement, AngloGold Ashanti raised some $500 million via a primary placement. This $1.5 billion placement involving nearly 30 million shares, was priced at an impressive 1% discount to both the price the day before and the 30-day weighted average price.

Another key challenge which management continues to successfully address is the health of our employees and the communities in which they live. In South Africa during 2006, 23,389 (or 75% of the workforce) tested their HIV/AIDS status, illustrating the company's success of campaigns promoting counselling and testing. Over 4,500 employees are enrolled in wellness programmes and nearly 1,500 are receiving anti-retroviral therapy (ART). Of those on ART, 88% have been declared fit to work by their attending clinician. 80% of patients on ART have undetectable viral loads after two years of treatment.

The malaria control programme now in operation in the Obuasi district in Ghana, which we implemented in April 2006, is one of the largest private sector malaria control programmes. This initiative has reduced the number of malaria cases being treated at the company's hospital by 50% and it is expected that further reductions will be achieved during 2007 and beyond. A similar programme will be initiated at the Geita mine in Tanzania.



Bobby Godsell, Chief Executive Officer

Letter from the chairman and chief executive officer *cont.*



These issues related to employee and community health, as well as the other social and environmental aspects of AngloGold Ashanti's commitments to its stakeholders are comprehensively addressed in the Report to Society component of our Annual Report, carried on the company's website.

To strengthen the partnership with our employees in South Africa, on January 30, 2007 we launched the Bokamoso Employee Share Ownership Plan. In terms of this plan, which includes all employees except for managers already benefiting from share schemes, each employee has become the outright owner of 30 of the company's shares, currently worth just over R10,000. The employee will benefit from the dividends paid on these shares, and will be required to hold them for three years following which they will vest in five equal annual tranches. Each employee will also benefit from the value uplift on another 90 shares, which will vest in the same proportions over the same periods. This scheme was fully developed with the three unions who represent our employees in South Africa and further deepens the partnership we have with these unions.

We are pleased to welcome to our board three new directors: Joseph Henry Mensah, who is the Chairman of the National Development Planning Commission in Ghana and a member of the Ghana Parliament; Sipho Pityana, Chairman of Izingwe Holdings, a BEE investment company which holds 0.5% of AngloGold Ashanti's shares as a result of the empowerment transaction which included the introduction of the Bokamoso Employee Share Ownership Plan; and Professor Wiseman Nkuhlu, who is a certified chartered accountant with The South African Institute of Chartered Accountants and a past national president of that Institute, and a respected South African academic, professional and business leader. Professor Nkuhlu was also appointed deputy chairman of the Audit and Corporate Governance Committee, with effect from August 4, 2006.

We also note the resignation from the board of Lazarus Zim and Sam Jonah. Colin Brayshaw and Tony Trahar will retire from the board at the upcoming annual general meeting. We record our thanks to them for their contribution to the company during their tenure.

Looking ahead to the rest of 2007, gold production is estimated to be 5.8 million ounces at an average total cash cost of $309 per ounce. Capital expenditure is estimated at $1,070 million and will be managed in line with profitability and cash flow. We continue to have a positive outlook for the gold price and confidently anticipate another year of growth and improved value for our stockholders.

Russell Edey   **Bobby Godsell**
Chairman   Chief Executive Officer

March 20, 2007

Notice of annual general meeting

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Registration number 1944/017354/06
ISIN: ZAE000043485
JSE Share code: ANG
NYSE Share code: AU
CUSIP number: 035128206
("AngloGold Ashanti" or "the company")

This document is important and requires your immediate attention

If you are in any doubt about what action you should take, consult your broker, banker, financial adviser, accountant or other professional adviser immediately

If you have disposed of all your ADRs in AngloGold Ashanti, please forward this document together with the enclosed proxy card to the purchaser of such ADRs or the broker, banker or other agent through whom you disposed of such ADRs

Included in this document is:
❖ the notice of meeting setting out the resolutions to be proposed, together with explanatory notes.

Proxy card for completion, signature and submission to the Bank of New York is enclosed separately.

Registered and corporate office
11 Diagonal Street, Johannesburg, 2001
(PO Box 62117 Marshalltown, 2107) South Africa.

INVITATION
Friday, May 4, 2007, 11:00 (South African time),
The Country Club Johannesburg, Napier Road
Auckland Park, Johannesburg, South Africa

Notice is hereby given that the 63rd annual general meeting of shareholders of AngloGold Ashanti Limited will be held at The Country Club Johannesburg, Napier Road, Auckland Park, Johannesburg, South Africa, on Friday, May 4, 2007, at 11:00, to consider and, if deemed fit, pass, with or without modification, the following ordinary and special resolutions in the manner required by the Companies Act No. 61 of 1973, as amended, and subject to the Listings Requirements of the JSE Limited (JSE Listings Requirements) and other stock exchanges on which the company's ordinary shares are listed.

Ordinary business

1. Ordinary resolution number 1
Adoption of financial statements
"Resolved that the consolidated audited annual financial statements of the company and its subsidiaries, incorporating the auditors' and directors' reports for the year ended December 31, 2006, be received and adopted."

The reason for proposing ordinary resolution number 1 is to receive and adopt the consolidated annual financial statements of the company and its subsidiaries for the last completed financial year. These are contained within the annual report.

2. Ordinary resolution number 2
Re-election of director
"Resolved that Mr FB Arisman, who retires in terms of the Articles of Association and who is eligible and available for re-election, is hereby re-elected as a director of the company."

The reason for proposing ordinary resolution number 2 is because Mr FB Arisman, retires as a director of the company by rotation at the annual general meeting.

Frank Arisman, MSc (Finance), has been a member of the AngloGold Ashanti board since April 1998. He resides in New York and retired after 32 years of service, from JP Morgan Chase, where he held the position of managing director.

3. Ordinary resolution number 3
Re-election of director
"Resolved that Mr RE Bannerman, who retires in terms of the Articles of Association and who is eligible and available for re-election, is hereby re-elected as a director of the company."

The reason for proposing ordinary resolution number 3 is because Mr RE Bannerman retires as a director of the company by rotation at the annual general meeting.

Reginald Bannerman, (MA) (Oxon), LLM (Yale) was appointed to the board on February 10, 2006. He has been in law practice since 1968 and is currently the principal partner at Bruce-Lyle, Bannerman & Thompson Attorneys in Ghana.

4. Ordinary resolution number 4

Re-election of director

"Resolved that Mr WA Nairn, who retires in terms of the Articles of Association and who is eligible and available for re-election, is hereby re-elected as a director of the company."

The reason for proposing ordinary resolution number 4 is because Mr WA Nairn retires as a director of the company by rotation at the annual general meeting.

Bill Nairn, BSc (Mining Engineering) has been a member of the AngloGold board since January 2000. He was reappointed to the board in May 2001, having previously been alternate director to Tony Trahar. He was technical director of Anglo American plc, prior to his retirement in 2004.

5. Ordinary resolution number 5

Re-election of director

"Resolved that Mr SR Thompson, who retires in terms of the Articles of Association and who is eligible and available for re-election, is hereby re-elected as a director of the company."

The reason for proposing ordinary resolution number 5 is because Mr SR Thompson retires as a director of the company by rotation at the annual general meeting.

Simon Thompson, BA (Hons), (Geology), is the chief executive of Anglo American Base Metals Division. He is also a director of Anglo American South Africa Limited, a member of the executive board of Anglo American plc, chairman of the Exploration Division and a member of the executive committee of the Industrial Minerals Division. He was appointed to the AngloGold board in April 2004.

6. Ordinary resolution number 6

Election of director

"Resolved that Mr JH Mensah, who retires in terms of Article 92 of the Articles of Association and who is eligible and available for election, is hereby elected as a director of the company."

The reason for proposing ordinary resolution number 6 is because Mr JH Mensah, having been appointed a director since the previous annual general meeting, holds office only until this year's annual general meeting.

Joseph Mensah, MSc (Economics), London University, was appointed to the board in August 2006. He has extensive experience in international and local economic management. He is the Chairman of the National Development Planning Commission in Ghana and a member of the Ghana Parliament representing the Sunyani East constituency. He was until recently the Senior Minister in the current government.

7. Ordinary resolution number 7

Election of director

"Resolved that Prof WL Nkuhlu, who retires in terms of Article 92 of the Articles of Association and who is eligible and available for election, is hereby elected as a director of the company."

The reason for proposing ordinary resolution number 7 is because Prof WL Nkuhlu, having been appointed a director since the previous annual general meeting, holds office only until this year's annual general meeting.

Wiseman Nkuhlu, BCom (University of Fort Hare), CA (SA) is a past president of The South African Institute of Chartered Accountants. He also holds an MBA from the University of New York and is a respected South African academic, professional and business leader. He was appointed to the AngloGold Ashanti board and deputy chairman of the Audit and Corporate Governance Committee with effect from August 4, 2006.

8. Ordinary resolution number 8

Election of director

"Resolved that Mr SM Pityana, who retires in terms of Article 92 of the Articles of Association and who is eligible and available for election, is hereby elected as a director of the company."

The reason for proposing ordinary resolution number 8 is because Mr SM Pityana, having been appointed a director since the previous annual general meeting, holds office only until this year's annual general meeting.

Sipho Pityana, BA (Hons) (Essex), MSc (London), was appointed to the AngloGold Ashanti board on February 13, 2007. He is the Executive Chairman of Izingwe Holdings (Proprietary) Limited and has occupied strategic roles in both the public and private sector, including the positions of Director General of the national departments of Labour and Foreign Affairs. He was formally a senior executive of Nedbank and is currently a non-executive director of several companies including Bytes Technology Group (BTG), African Oxygen (Afrox), Munich Re and Aberdare Cables.

9. Ordinary resolution number 9

Placement of shares under the control of the directors

"Resolved that subject to the provisions of the Companies Act No. 61 of 1973, as amended, and the JSE Listings Requirements, from time to time, the directors of the company are hereby, as a general authority and approval, authorised to allot and issue, in their discretion, and for such purposes as they may determine, up to 10% of the authorised but unissued ordinary shares of 25 cents each in the share capital of the company remaining after setting aside so many ordinary shares of 25 cents each as may be required to be allotted and issued by the company pursuant to the AngloGold Limited Share Incentive Scheme, the Long-Term Incentive Plan, the Bonus Share Plan, the Bokamoso Employee Share Ownership Plan, the Black Economic Empowerment transaction, the Employee Share Ownership Plan to be implemented in countries other than South Africa and for purposes of the conversion of the US$1,000,000,000, 2.375% Guaranteed Convertible Bonds issued by AngloGold Ashanti Holdings plc."

The reason for proposing ordinary resolution number 9 is to seek a general authority placing a portion of the unissued ordinary shares of the company under the control of the directors. The directors consider it advantageous to renew this authority to enable the company to take advantage of business opportunities which might arise in the future.

10. Ordinary resolution number 10

Issuing of shares for cash

"Resolved that, subject to Ordinary Resolution No. 9 being passed and in terms of the JSE Listings Requirements, from time to time, the directors are hereby authorised to allot and issue for cash without restrictions to any public shareholder, as defined by the JSE Listings Requirements, as and when suitable opportunities arise, in their discretion, the authorised but unissued ordinary shares of 25 cents each in the share capital of the company which were placed under the control of the directors as a general authority in terms of Ordinary Resolution No. 9, subject to the following conditions:

(a) this authority shall only be valid until the next annual general meeting but shall not extend beyond 15 months;

(b) a paid press announcement giving full details, including the impact on net asset value and earnings per share, be published after any issue representing, on a cumulative basis within one financial year, 5% or more of the number of ordinary shares in issue prior to the issue concerned;

(c) the issues for cash in the aggregate in any one financial year shall not exceed 10% of the number of shares of the company's unissued ordinary share capital;

(d) in determining the price at which an issue of shares for cash will be made in terms of this authority, the maximum discount permitted shall be 10% of the weighted average traded price of the ordinary shares on the JSE (adjusted for any dividend declared but not yet paid or for any capitalisation award made to shareholders), over the 30 business days prior to the date that the price of the issue is determined or agreed by the directors of the company; and

(e) this authority includes the issue of shares arising from any options or convertible securities issued for cash other than in respect of which a specific authority for such issue has been obtained."

The reason for proposing ordinary resolution number 10 is that the directors consider it advantageous to renew this authority to enable the company to take advantage of any business opportunity which might arise in the future. The proposed renewal of this authority is in compliance with the JSE Listings Requirements relating to the issue of shares for cash.

A 75% majority of the votes cast by shareholders present or represented by proxy at the meeting is required for the approval of this ordinary resolution.

Special business

11. Ordinary resolution number 11

Increase in directors' remuneration

"Resolved that, subject to Article 73 of the Articles of Association of the company, the following remuneration shall be payable to directors of the company quarterly in arrears with effect from 1 June 2007:

(a) R135,000 per annum for each director, other than for the incumbents of the offices of chairman, deputy chairman and a director qualifying for remuneration under (d) below.

(b) US$150,000 per annum for the office of the chairman.

(c) R360,000 per annum for the office of the deputy chairman.

(d) Incumbents holding the office of director and who are non-residents of South Africa will receive US$25,000 per annum.

(e) An additional travel allowance of US$5,000 per meeting for each director, including the chairman and deputy chairman travelling internationally to attend board meetings.

The remuneration payable in terms (a), (b), (c), and (d) shall be in proportion to the period during which the offices of director, chairman or deputy chairman, as the case may be, have been held during the year."

The reason for proposing the ordinary resolution is to ensure that directors' remuneration, which has not been changed since 2004, remains competitive. It is proposed that the annual remuneration payable to directors (R110,000), the chairman (US$130,000) and the deputy chairman (R300,000), be increased to R135,000, US$150,000 and R360,000 respectively. A director resident outside South Africa would receive US$25,000 per annum instead of US$16,000. On the basis of the present number of non-executive directors, the aggregate annual remuneration would increase from R1,180,000 and US$178,000 to R1,440,000 and US$225,000 respectively. In addition, it is proposed that the current travel allowance of US$4,000 per meeting, payable to directors, including the chairman and deputy chairman, who travel internationally to attend board meetings, be increased to US$5,000 per meeting. The increase of this allowance represents additional remuneration of some US$12,000.

- Fees payable in respect of the position of president have been excluded.

Executive directors do not receive payments of directors' fees.

The company will disregard any votes cast by:

- the chairman, deputy chairman, non-executive directors and executive directors; or

- an associate of that person or group of persons stated above.

However, the company will not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote in accordance with the directions on the form of proxy; or

- it is cast by the person chairing the meeting as a proxy of a person who is entitled to vote in accordance with a direction on the form of proxy to vote as the proxy decides.

12. Special resolution number 1

Acquisition of company's own shares

"Resolved that the acquisition in terms of Section 85 of the Companies Act No. 61 of 1973, as amended, (the Act) and the JSE Listings Requirements, from time to time, by the company of ordinary shares issued by the company, and the acquisition in terms of Section 89 of the Act and the JSE Listings Requirements by the company and any of its subsidiaries, from time to time, of ordinary shares issued by the company, is hereby approved as a general approval, provided that:

- any such acquisition of shares shall be implemented through the order book operated by the JSE trading system and done without any prior understanding or arrangement between the company and the counter party; and/or on the open market of any other stock exchange on which the shares are listed or may be listed and on which the company may, subject to the approval of the JSE and any other stock exchange as necessary, wish to effect such acquisition of shares;

- this approval shall be valid only until the next annual general meeting of the company, or for 15 months from the date of this resolution, whichever period is shorter;

- an announcement containing details of such acquisitions will be published as soon as the company, or the subsidiaries collectively, shall have acquired ordinary shares issued by the company constituting, on a cumulative basis, not less than 3% of the number of ordinary shares in the company in issue as at the date of this approval; and an announcement containing details of such acquisitions will be published in respect of each subsequent acquisition by either the company, or by the subsidiaries collectively, as the case may be, of ordinary shares issued by the company, constituting, on a cumulative basis, not less than 3% of the number of ordinary shares in the company in issue as at the date of this approval;

- the company, and its subsidiaries collectively, shall not in any financial year be entitled to acquire ordinary shares issued by the company constituting, on a cumulative basis, more than 20% of the number of ordinary shares in the company in issue as at the date of this approval;

- shares issued by the company may not be acquired at a price greater than 10% above the weighted average market price of the company's shares for the five business days immediately preceding the date of the relevant acquisition."

The reason for this special resolution is to grant the directors of the company a general authority for the acquisition of the company's ordinary shares by the company, or by a subsidiary of the company.

The effect of this special resolution will be to authorise the directors of the company to procure that the company or any of its subsidiaries may purchase ordinary shares issued by the company on the JSE or any other stock exchange on which the company's shares are or may be listed.

The directors, after considering the effect of a repurchase, up to the maximum limit, of the company's issued ordinary shares, are of the opinion that if such repurchases were implemented:

- the company and the group would be able in the ordinary course of business to pay its debts for a period of 12 months after the date of the notice issued in respect of the annual general meeting;

- the assets of the company and the group would be in excess of the liabilities of the company and the group for a period of 12 months after the date of the notice issued in respect of the annual general meeting. For this purpose, the assets and liabilities would be recognised and measured in accordance with the accounting policies used in the latest audited group annual financial statements;

- the ordinary capital and reserves of the company and the group would be adequate for a period of 12 months after the date of the notice issued in respect of the annual general meeting; and

- the working capital of the company and the group would be adequate for a period of 12 months after the date of the notice issued in respect of the annual general meeting.

At the present time the directors have no specific intention with regard to the utilization of this authority which will only be used if the circumstances are appropriate.

By order of the board
Ms Y Z Simelane

Managing Secretary
Johannesburg
March 26, 2007

Registered and corporate office
11 Diagonal Street
Johannesburg
2001
South Africa

Voting instructions
Enclosed herewith is a Proxy card provided by the Bank of New York, which includes all the relevant details.

Queries about the AGM
If you have any queries about the AGM, please contact the Bank of New York on 1-888-BNY-ADRS in the US or for International allers, 1-212-815-3700.

AngloGold Ashanti annual financial statements
The annual financial statements 2006 is available electronically on the company's websites: http://www.AngloGoldAshanti.com or http://www.aga–reports.com. Hard copy reports are available on request from the Bank of New York, at the address shown on the inside back cover.

Stockholder information

Stock exchange listings

The primary listing of the company's ordinary shares is on the JSE Limited (JSE). Its ordinary shares are also listed on stock exchanges in London, Paris and Ghana, as well as being quoted in Brussels in the form of International Depositary Receipts (IDRs), on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs), in Australia, in the form of Clearing House Electronic Subregister System Depositary Interests (CDIs) and in Ghana, in the form of Ghanaian Depositary Shares (GhDSs).

Stock exchange information at December 31		2006	2005	2004	2003	2002
JSE (Share code: ANG)						
Rands per share:						
Market price	– high	387.00	319.90	319.00	339.00	347.00
	– low	247.00	187.00	192.05	191.00	200.00
	– year end	329.99	314.00	199.01	313.99	290.50
Shares traded	– 000	131,476	88,946	102,811	88,025	117,543
New York Stock Exchange (Share code: AU)						
US dollars per ADS:						
Market price	– high	62.20	49.88	48.25	49.95	35.33
	– low	35.58	30.50	29.91	32.80	17.62
	– year end	47.09	49.33	36.35	46.70	34.26
ADSs traded	– 000	348,040	191,698	225,286	249,791	210,933
Each ADS is equal to one ordinary share						

More detailed stock exchange information is available in the Annual Financial Statements 2006, which is also available electronically on the corporate websites, www.anglogoldashanti.com and www.aga–reports.com

Shareholders' diary

Financial year-end		December 31, 2006
Annual financial statements	posting on or about	March 26, 2006
Annual general meeting	11:00 SA time	May 4, 2007

Quarterly reports	Released on or about
– Quarter ended March 31, 2007	May 5, 2007
– Quarter ended June 30, 2007	July 31, 2007
– Quarter ended September 30, 2007	November 1, 2007
– Quarter ended December 31, 2007	*February 1, 2008

Dividends

Dividend number	Date dividend declared	Last date to trade ordinary shares cum dividend	Payment date to shareholders	Payment date to ADS holders
Final – number 101	February 12, 2007	March 2, 2007	March 16, 2007	March 26, 2007
Interim – number 102	July 30, 2007*	August 17, 2007*	August 31, 2007*	September 10, 2007*
Final – number 103	January 31, 2008*	February 15, 2008*	February 29, 2008*	March 10, 2008*

* Approximate dates

Administrative information

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:

ISIN: ZAE000043485

JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GSE (Shares):	AGA
GSE (GhDS):	AADA
Euronext Paris:	VA
Euronext Brussels:	ANG
JSE Sponsor:	UBS
Auditors:	Ernst & Young Registered Auditor Inc

Offices

Registered and Corporate
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155

United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989

Directors

Executive
RM Godsell (Chief Executive Officer)
R Carvalho Silva §
NF Nicolau
S Venkatakrishnan *

Non-Executive
RP Edey * (Chairman)
Dr TJ Motlatsi (Deputy Chairman)
FB Arisman #
RE Bannerman ‡
Mrs E le R Bradley
CB Brayshaw
R Médori † (Alternate: P G Whitcutt)
JH Mensah ‡
WA Nairn (Alternate: A H Calver *)
Prof WL Nkuhlu
SM Pityana
SR Thompson *
AJ Trahar

* British # American ‡ Ghanaian
† French § Brazilian

Officers
Managing Secretary: Ms Y Z Simelane
Company Secretary: Ms L Eatwell

Contacts

South Africa
Charles Carter
Telephone: +27 11 637 6385
Fax: +27 11 637 6400
E-mail: cecarter@AngloGoldAshanti.com

Michael Clements
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail: mclements@AngloGoldAshanti.com

General E-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com
AngloGold Ashanti annual report webhsite
http://www.aga–reports.com

Company secretarial e-mail
companysecretary@anglogoldashanti.com

Share Registrars

South Africa
Computershare Investor Services 2004 (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 724 (in SA)
Fax: +27 11 688 5222
web.queries@computershare.co.za

United Kingdom
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033

Ghana
NTHC Limited *
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975

* GhDS registrars

ADR Depositary

The Bank of New York (BoNY)
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free in USA) or +1 212 815 3700 (outside USA)
E-mail: shareowners@bankofny.com
Website: http://www.stockbny.com

Global BuyDIRECT^{SM}
BoNY maintains a direct share purchase and dividend reinvestment plan for AngloGold Ashanti.

Telephone: +1-888-BNY-ADRS

The Annual Financial Statements 2006 is available in printed or CD format from the contacts whose details appear above or on the Internet at the above website address. In addition, AngloGold Ashanti must by no later than 30 June 2007 produce a Form 20-F (a report required by the Securities and Exchange Commission in the United States), copies of which will be available free of charge on EDGAR at www.sec.gov, or from the contacts detailed above.

Supplementary information on Mineral Resources, Ore Reserves and development, prepared on a business unit basis, is obtainable from the above sources as well as in PDF format on the AngloGold Ashanti website. Plans of the South Africa region underground workings are also available on request.





SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 29, 2007

By: /s/ L Eatwell
Name: Lynda Eatwell
Title: Company Secretary